

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 28, 2014

Maureen A. Gemma, Esquire
Vice President
Eaton Vance Management
Two International Place
Boston, MA   02110

Re: Eaton Vance ETMF Trust
        File Nos.: 333-197733; 811-22982

        Eaton Vance ETMF II Trust
        File Nos.: 333-197734; 811-22983

Dear Ms. Gemma:

We have reviewed the registration statements on Form N-1A, filed on July 30, 2014, for the Eaton Vance ETMF Trust ("Trust") ("Registration Statement Number One") and Eaton Vance ETMF II Trust ("Trust II") ("Registration Statement Number Two") (together, the "Trusts") (under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") with the Securities and Exchange Commission (the "Commission").

Registration Statement Number One registers the following ten series: Eaton Vance Balanced ETMF ("Balanced ETMF"), Eaton Vance Global Dividend Income ETMF ("Global Dividend Income ETMF"), Eaton Vance Large-Cap Growth ETMF ("Large-Cap Growth ETMF"), Eaton Vance Large-Cap Value ETMF ("Large-Cap Value ETMF"), Eaton Vance Richard Bernstein All Asset Strategy ETMF ("Bernstein All Asset Strategy ETMF"), Eaton Vance Richard Bernstein Equity Strategy ETMF (Bernstein Equity Strategy ETMF"), Eaton Vance Small-Cap ETMF ("Small-Cap ETMF"), Eaton Vance Stock ETMF ("Stock ETMF"), Parametric Emerging Markets ETMF ("Emerging Markets ETMF"), and Parametric International Equity ETMF ("International Equity ETMF").

Registration Statement Number Two registers the following eight series: Eaton Vance Bond ETMF ("Bond ETMF"), Eaton Vance Floating-Rate & High Income ETMF ("Floating-Rate and High Income ETMF"), Eaton Vance Global Macro Absolute Return ETMF ("Global Macro Absolute Return ETMF"), Eaton Vance Government Obligations ETMF ("Government Obligations ETMF"), Eaton High Income Opportunities ETMF ("High Income Opportunities ETMF"), Eaton Vance 5-to15 Year Laddered Municipal Income ETMF ("Laddered Municipal Income Fund ETMF"), Eaton Vance High Yield Municipal Income ETMF ("High Yield

Municipal Income ETMF"), and Eaton Vance National Municipal Income ETMF ("National Municipal Income ETMF") in Registration Statement Number One and Registration Statement Number Two (collectively, the "Funds" and each individually, a "Fund").

Based on our review of the filings, we have the following comments. Comments we give in one section apply to other sections in the filings that contain the same or similar disclosure. The captions we use below correspond to the captions the Trust uses in the registration statements. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statements.

We note that the Trusts' exemptive application, submitted with the Commission in order to operate as ETMFs, is still pending before the Commission. We may have further comments in the event the Trusts obtain exemptive relief.

Prospectuses and Statements of Additional Information ("SAI")

General Comments Apply to Registration Statement Number One and Registration Statement Number Two

1. Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Trust's exemptive application, filed with the Commission in order to operate as an Exchange-Traded Managed Fund ("ETMF"). Specifically, confirm that the application fully discusses the Trust's compensation and commission arrangements.

2. Please supply the undersigned with copies of any exemptive application or a citation when it is received, and any no-action request the Trust has submitted, or will submit, in connection with registration of its shares.

3. Given that the ETMF shares ("Shares") will be listed and traded on a national securities exchange (NASDAQ), please confirm to the staff that all applicable applications have been approved by the applicable exchange. In this regard, please inform the staff whether the exchange has approved the use of the new trading method, NAV-Based Trading. Also, indicate whether a listing standard exists for the Funds.

4. Please explain why the term "Exchange-Traded Managed Fund" is not misleading to investors who may assume the Funds are traditional, managed exchange-traded funds.

5. Disclosure in the prospectus ("Additional Information About Exchange-Traded Managed Funds") does not clearly, concisely, and in plain English describe how ETMFs operate and how they differ from traditional mutual funds or traditional exchange-traded funds. In particular, this disclosure should be revised to briefly define and explain the characteristics of a traditional "mutual fund" and a traditional "exchange-traded fund," including the meaning of the term "net asset value" and how these funds are typically bought/sold and

priced. We recommend that this section be revised to include bullet points describing the characteristics of each type of fund, followed by bullet points explaining how ETMFs differ. The description of ETMFs should, among other things, explain how the discount/premium is determined during the day, and what the premium/discount represents. An example of a hypothetical purchase/sale should be included. The description of ETMFs should also include the following:

(a)   trading prices of Shares are linked to the ETMF's next-computed NAV and may vary from NAV by a market-determined premium or discount, which may be considerable;

(b)   trading in Shares does not offer the opportunity to transact intraday based on current (versus end-of-day) determinations of the Shares' value;

(c)   buyers and sellers of Shares will not know the value of their purchases and sales until the ETMF's NAV is determined at the end of the trading day;

(d)   individual Shares may only be purchased and sold on an exchange through a broker-dealer and may not be purchased or redeemed directly from an ETMF;

(e)   there can be no guarantee that an active trading market for Shares will develop or be maintained, or that their listing will continue or remain unchanged; and

(f)   an ETMF's Creation Unit basket is not intended to be representative of current holdings and may vary significantly from the ETMF's current portfolio position (*e.g.,* plain English disclosure that the secondary market purchaser will not know, at the time of purchase, which securities a Fund is holding).

Finally, a plain English synopsis of the above should be included in the summary section for each Fund, including, among other things (1) a description of how ETMFs differ from traditional mutual funds and exchange-traded funds, (2) a concise explanation of "NAV-Based Trading", and (3) a description of how the discount/premium is determined during the day, and what the premium/discount represents.

6. The cover page of each prospectus should state prominently the following:

(a)   An ETMF is not a traditional mutual fund or a traditional exchange-traded fund.

(b)   Please read the risks in the prospectus which are unique to ETMFs.

(c)   An ETMF is a novel investment vehicle with no operating history.

(d)   A brief statement that prices of Shares are linked to ETMFs' next-computed NAV by market-determined premium or discount.

7. Please state in your response letter whether FINRA has reviewed and approved the proposed terms, compensation, and other considerations of any underwriting arrangements contained in the registration statement.

8. Please inform the staff of the following:

    a. We note that Navigate Fund Solutions, LLC ("Navigate") is an affiliate of Eaton Vance Management ("Adviser") and that Navigate owns certain technology and patents relating to NAV-based trading. Also, ETMF® is a registered trademark of Navigate. Does the Adviser or the Trust compensate Navigate for the use of the patented name and/or the patented technology related to NAV-based trading?
    b. Disclose any potential conflicts of interest that may arise given the relationship between the Adviser and Navigate. Disclose any compensation agreements between the affiliates.

9. The prospectus (as well as the SAI) uses phrases that imply, or state, that the Funds may invest in other types of securities that are not disclosed. For example, the following terms appear: "*such as.., including..., other..., generally..., normally . . .*" (Emphasis added.) Please attempt to limit the use of these terms and revise the disclosure, to the extent possible, to clarify what the terms are meant to imply.

10. We note that the term "since its inception" is used in reference to the length of time Portfolio Managers managed the Trust. In the interest of clarity, please provide the date of inception in substitution of that phrase.

11. The Principal Investment Strategies disclosure for each Fund states that the Fund has the ability to lend its securities. Please supplementally inform the staff whether the Funds anticipate doing so, and if so, disclose to whom and under what terms the securities will be lent.

12. We note that the Principal Investment Strategies and Principal Risks of all Funds address investing in derivatives. In this regard, please disclose the maximum amount of assets that each Fund will invest in derivatives. In general, *See* Letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute. This comment applies to other sections in the filing for all of the Funds that contain the same or similar disclosure

13. When a Fund invests in common stocks, please disclose the market capitalization range.

14. If a Fund is subject to 1940 Act Rule 35d-1(the "names rule"), please add "net assets plus any borrowings for investment purposes" in the investment strategy.

REGISTRATION STATEMENT NUMBER ONE

Prospectus Number One (Balanced ETMF, Global Dividend Income ETMF, Large-Cap Growth ETMF, Large-Cap Value ETMF, Small-Cap ETMF, Stock ETMF)

Balanced ETMF (page 3)

Fees and Expenses of the Fund

15. Please confirm that the fee table includes fees required by Item 3 of Form N-1A, specifically ETF fee table requirements:

    a. Modify the narrative explanation to state that investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the example. *See* Instruction 1(e) (i) to Item 3 of Form N-1A.
    b. The prospectus does not state the amount whether the Fund redeems shares in creation units of not less than 25,000 shares each, exclude any fees charged for the purchase and redemption of the Fund's creation units. *See* Instruction 1(e) (ii) to Item 3 of Form N-1A.

16. The line item titled "Distribution and Service (12b-1) Fees" shows "n/a" for the fee. Given that the Trusts do not charge said fees, please consider deleting the line item.

17. The Trust may also engage in covered short sales. Please confirm that an estimate of the expenses associated with short sales is included in Other Expenses in the fee table.

18. Please remove "(estimated)" from the "Other Expenses" caption.

Principal Investment Strategies

19. This section states that each Fund "*may* lend its securities." Please disclose whether the each Fund will, or is likely to engage in securities lending and provide appropriate risk disclosure.

20. The Trust may invest in "other pooled investment vehicles." Please clarify the types of "pooled investments" and whether they will be registered or privately offered. We may have additional comments.

21. Please explain the use of the term "usually" in the first sentence of the first paragraph of the Principal Investment Strategies. Also explain when and why the investment allocations will not be within the stated bands.

22. Given that the Fund has "Balanced" in its name, please disclose that the Fund will invest at least 25% of its assets in fixed income senior securities and at least 25% of its assets in equities. *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

23. Disclosure indicates that the Fund's portfolio manager seeks companies that have "sustainable earnings and cash flow, a strong and durable financial profile, secular and cyclical growth prospects, and the ability to maintain a competitive position within its industry"; elsewhere, disclosure indicates the Fund will invest in junk bonds. How can the second strategy be compatible with the first?

Principal Risks

24. We note that there is a "Smaller Company Equity Risk," however there is no mention of investing in smaller company equities in the principal investment strategy. Please reconcile.

25. The "Market Trading Risk" section states that buying and selling shares *may require* you to pay brokerage commissions and expose you to other trading costs. (Emphasis added.) Please clarify whether this statement should be revised to state "will require."

26. The list of risks includes "Foreign and Emerging Market Investment Risk." Please inform the staff whether the Funds will invest in Russia and/or Ukraine." If applicable, please expand this risk to include any special risks in investing in Russia and Ukraine. We may have additional comments.

27. Please add a risk attendant to short sales, if applicable, to the Fund's principal investment strategy.

Global Dividend Income ETMF (page 7)

28. All comments above apply to similar disclosure.

29. The name of the Fund includes the word "Global." Given that the term "global" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (*i.e.*, at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

30. Please disclose what is meant by companies "located in" developed and/or emerging countries.

31. The third sentence of the first paragraph states that the Fund may invest 25% or more of its assets in each of the utilities and financial services sectors. Will the Fund "concentrate" as the term is used in the 1940 Act? We note that the SAI concentration policy states the Fund will not concentrate. Please harmonize the disclosure, if necessary. Please clarify whether

execution of the Fund's strategy would result in 50% of the Fund's assets being invested in these two sectors. Clarify how these investments would co-exist with the Fund's Global (foreign and emerging market) investments. Also, please specifically describe the risk attendant to the utilities and financial services sectors.

32. As you are probably aware, the political situation in Russia and Ukraine has continued to develop over the past few weeks. Given that the Fund will invest in foreign and emerging markets, to the extent that the Fund expects that it will have exposure to Russian or Ukrainian securities, please consider whether the Fund should include specific risk disclosure relating to those countries and/or the events unfolding in the regions. We may have further comments.

33. We note that there is no line item in the Fee table for Acquired Fund Fees and Expenses ("AFFE"). However, the principal investment strategies include investing in other pooled investment vehicles. If the Fund expects to have AFFE greater than one basis point of its average net assets, please include a line noting these expenses in the fee table. If included as a separate line item, please also disclose in a footnote to the table that AFFEs are based on estimated amounts for the current fiscal year.

34. The "Sector Risk" states that the Fund may invest a "significant portion" of its assets in the utilities and financial services sectors. Given that a significant portion will be invested in these two sectors, please disclose what aspect of those sectors will be invested in.

35. The Trust may invest REITs. Please clarify the whether they will be registered or privately offered. We may have additional comments.

Large-Cap Growth ETMF (page 11)

36. All comments above apply to similar disclosure.

37. The third sentence of the first paragraph states that large-cap companies are those companies with market capitalization equal to or greater than the medium capitalization of companies included in the Russell 1000 Growth Index. Please disclose the dollar capitalization range the Fund will consider large-cap companies or the capitalization range reflected in that Index.

Large-Cap Value ETMF (page 14)

38. All comments above apply to similar disclosure.

39. The third sentence of the first paragraph states that large-cap companies are those companies with market capitalization equal to or greater than the medium capitalization of companies

included in the Russell 1000 Value Index. Please disclose the dollar capitalization range the Fund will consider large-cap companies or disclose the capitalization range in that Index.

40. The risk factors include "Contingent Pricing Risk." Given that Large-Cap Value ETMF will invest up to 25% of its total assets in foreign securities, some of which may be located in emerging markets, please disclose how NAV-Based Trading operates when foreign markets are involved.

41. Please add a risk factor disclosing risks attendant to investing in large capitalization value companies.

Small-Cap ETMF (page 17)

42. All comments above apply to similar disclosure.

43. The first paragraph states that the Fund has an 80% Policy of investing in equity securities of small-cap companies. This paragraph also states that the Fund may also invest in "larger companies."   Please disclose the meaning of that term and the companies' capitalization range.

44. This risk section includes a section titled "Real Estate Investment Trust Risk." It appears that investing in REITs is not a principal investment strategy of the Small-Cap ETMF. Please reconcile.

Stock ETMF (page 20)

45. All comments above apply to similar disclosure.

46. The first paragraph states that the Fund has an 80% Policy of investing in stocks. Please disclose the types of stocks, *e.g.*, common, preferred, in which the Fund will invest. This paragraph also states that the Fund may also invest in "other pooled investment vehicles." Will the Fund invest in hedge funds, REITs, ETFs or other types of investment companies? Please explain the meaning of "pooled investment vehicles" and indicate the percentage of assets the Fund may invest in them.

47. This section includes a risk titled "Smaller Company Equity Risk." It appears that investing in smaller companies is not a principal investment strategy of Stock ETMF. Please reconcile.

48. We note that principal risks include "Foreign and Emerging Market Investment Risk." The Stock ETMF's principal investment strategy does not include investing in foreign and emerging markets. Please reconcile.

Prospectus Number Two (Bernstein All Asset Strategy ETMF and Bernstein Equity Strategy ETMF)

Bernstein All Asset Strategy ETMF (page 3)

49. All comments above apply to similar disclosure.

50. The last sentence in the second paragraph in the principal investment strategy section states that there is no stated limit on the Fund's use of derivatives. Please inform the staff, whether this strategy is appropriate for a fund with "All Asset Strategy" in its name.

51. This risk section includes risks titled "Smaller Company Equity Risk," "Real Estate Investment Trust Risk," "Municipal Bond Risk," and "Risk of Lower Rated Investments." The Principal Investment Strategies of Bernstein All Asset Strategy ETMF do not include investing in these entities. Please reconcile.

Bernstein Equity Strategy ETMF (page 8)

52. All comments above apply to similar disclosure.

53. Please state how the Fund values derivatives for purposes of Fund's 80% investment policy. We note that derivatives are valued at market value and not at notional value.

54. The risk section includes a section titled "Smaller Company Equity Risk." It appears that these investments are not a principal investment strategy of the Bernstein Equity Strategy ETMF. Please reconcile.

Prospectus Number Three (Parametric Emerging Markets ETMF and International Equity ETMF)

Parametric Emerging Markets ETMF (page 3)

55. All comments above apply to similar disclosure.

56. The first paragraph of the principal investment strategy section states that the Fund intends to invest primarily in securities listed in the MSCI Emerging Markets Index or the MSCI Frontier Markets Index. Please briefly disclose which countries are listed in these indices.

57. The risk section includes a section titled "Smaller Company Equity Risk." It appears that these investments are not a principal investment strategy of Parametric Emerging Markets ETMF. Please reconcile

Parametric International Equity ETMF (page 7)

58. All comments above apply to similar disclosure.

59. The first sentence of the first paragraph of the section titled "Principal Investment Strategies," states that the Fund will invest at least 80% of its net assets in a diversified portfolio of equity securities (the "80% Policy"). The name of the Fund includes the word "International." Given that the term "international" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (*i.e.*, at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

60. The risk section includes a section titled "Smaller Company Equity Risk." It appears that these investments are not a principal investment strategy of Parametric International Equity ETMF. Please reconcile.

Important Information Regarding Fund Shares

Applies to all Prospectuses

Purchase and Sale of Fund Shares (p. 23)

61. Please describe in detail how the market-determined premium or discount is actually determined. Please clarify that while it "may be zero", it may be significantly greater. We suggest that the Funds include an example of premium and discount numbers and how they would affect the NAV.

62. Please give a brief example of a purchase and sale of Trust shares in contrast to how they are made with ETFs and traditional mutual funds.

63. Please disclose buyers and sellers will not know their purchase and sale prices until the Fund's NAV is determined at the end of the trading day.

Portfolio Turnover (p. 30)

64. This section states that the annual portfolio turnover rate of the Funds may exceed 100%. If this is likely or certain, please include appropriate risk disclosure in the summary prospectus.

Investment Objective & Principal Policies and Risks (p. 24)

65. This section includes a subsection titled "Credit Derivatives" where it states that credit derivatives include, among other things, credit default swamps, total return swaps, and

interest rate swaps. Given that the Funds may engage in transactions involving total return swaps, please disclose that when a fund does engage in total return swaps it must set aside an appropriate amount of segregated assets. *See generally* Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission has issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. *See* Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

66. This section includes sections titled "Foreign and Emerging Market Investments" and "Foreign Currencies.' If appropriate, please add disclosure regarding unique risks in investing in Russia or Ukraine.

67. In the sub-section titled "Market Trading Risks," the prospectus states trading prices of shares may be above, at or below NAV, will fluctuate in relation to NAV based on supply and demand in the market for shares and other factors, and "may vary significantly from NAV during periods of market volatility." This disclosure differs significantly from the disclosure in the next section titled Additional Information About Exchange-Traded Managed Funds which states a premium or discount example of +$0.01, -$0.02. Please explain the basis for using small numbers. Please supplementally inform the staff why using smaller numbers is appropriate, given that prior disclosure suggests that variation could be significant. We may have additional comments, depending on the response.

Additional Information about Exchange-Traded Managed Funds (p. 31)

Applies to all Prospectuses

68. The section contains multiple references to "NAV", but does not define the term. Please define NAV where it is first mentioned in this section. For the same reason, please define "Creation Unit quantities."

69. We note that the paragraph beginning "Different from conventional ETF trading…," is misleading because, in actuality, intra-day indicative values and market prices (whether purchasing at a premium or at a discount) are readily available for ETFs. Please revise.

70. Please add to the summary risk disclosure the statement that "investors should be aware that investments made by an ETMF and the results achieved by the ETMF at any given time are not expected to be the same as those made by other funds for which Eaton Vance (or an affiliate) acts as investment adviser, including funds with names, investment objectives and policies similar to a Fund."

71. This section discloses that the need for "full portfolio transparency to achieve tight markets in ETMF shares is eliminated." We note that the lack of portfolio transparency may be a risk factor for retail investors. Accordingly, please add risk disclosure in the summary.

How Net Asset Value is Determined

72. The third sentence states that Fund shares trade in the secondary market at a Fund's next-computed NAV "plus a market-based premium or discount determined at the time of trade execution."   Please disclose when a shareholder will be certain of the price paid for shares.

73. Please disclose the identity the members of the Valuation Committee and to whom they will report. We note that the SAI does not include a discussion of a Valuation Committee.

Buying and Selling Shares

74. The paragraph titled "Intraday Indicative Values" ("IIVs") discloses that IIVs may vary significantly from closing NAVs. Please highlight that the result is that a shareholder may not know the price of a share until after it is purchased or sold. Please add this paragraph to the Summary section.

75. With respect to the section titled "Creations and Redemptions," please explain to us how significant the front-running costs would be and what, if anything, ETFs do to limit front-running.

76. The last paragraph in this section states that the Fund has received exemptive relief to permit registered investment companies to invest in Fund shares beyond the limits of section 12(d)(1)(A) of the 1940 Act.   Please clarify whether this exemptive relief has been received or is expected to be received by the Trust.

Statement of Additional Information for Registration Statement Number One

77. We note that there are numerous blank pages in the filing and assume that this is a printing issue. Please confirm that the final filing will not have numerous blank pages.

78. Disclosure in the sections titled "Taxation of the Subsidiary" and "Investments in the Subsidiary" indicates that the Funds may invest in Subsidiaries organized under the laws of the Cayman Islands, yet there is no mention of any such Subsidiaries in the prospectus. Please clarify, or delete this section. Also, the reference to an IRS private letter ruling appears to be boilerplate. If it is not applicable to the Funds, please delete.

79. If a Fund will invest in foreign subsidiaries, the Fund should provide the following disclosure:

(a)   Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

(b)   Disclose that each investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a) (20) of the 1940 Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

(c)   Disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Subsidiary.

(d)   Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

(e)   Disclose, as appropriate, whether any of the Subsidiary's principal investment strategies or principal risks constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

(f)   Confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund.

(g)   Confirm in correspondence that: (1) the Subsidiary's expenses will be included in the Fund's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; (3) the Subsidiary and its board of directors will agree to inspection of the Subsidiary's books and records by the staff; and (4) the Subsidiary's board of directors will sign the Fund's registration statement.

80. We note that the Management and Organization section (and other sections in the SAI) is subject to completion, but contains numerous bracketed sections. We may have further comments once this section is completed.

81. Please confirm that the substantive terms of all advisory contracts are fully described in the SAI.

82. In the section titled "Calculation of Net Asset Value," please disclose what if any input the Valuation Committee will have on the Board's approved procedures established for purposes of determining the Fund's NAV.

83. If possible, the headings in the table for Investment Types permitted for or relevant to each fund should include the full name of the Funds in order to make the table more reader friendly. (We note that the SAIs for the prospectuses number one and two include such headings which makes the table more reader friendly.)

84. Investment Restriction number (7) states that the Fund may not invest more than 25% in securities of companies in any one industry. However, the Global Dividend Income ETMF contains a "Sector Risk" which states that the Fund may invest a "significant portion" of its assets in the utilities and financial services sectors. Please clarify and, if appropriate, please disclose this in this investment restriction.

REGISTRATION STATEMENT NUMBER TWO

All comments above in Registration Statement Number One apply to similar disclosure in Registration Statement Number Two.

Prospectus Number One (Bond ETMF, Floating-Rate High Income ETMF, Global Macro Absolute Return ETMF, Government Obligations ETMF, High Income Opportunities ETMF)

Bond ETMF (page 3)

85. All comments above apply to similar disclosure.

86. Please explain the use of the term "other income instruments" in the first sentence of the first paragraph of the Principal Investment Strategies. How does investing up to 80% of net assets in "other income instruments" comport with a bond fund?

87. The Bond ETMF "expects to principally use derivatives" for certain purposes. Please clarify whether this includes for speculative purposes. Also, please disclose how the Fund will value its investment in derivatives, for purposes of complying with rule 35d-1 and list all of the types of derivatives used in the Fund's principal investment strategy.

Floating-Rate and High Income ETMF (page 7)

88. All comments above apply to similar disclosure.

Global Macro Absolute ETMF (page 10)

89. All comments above apply to similar disclosure.

90. Given that the term "Global" is in the Fund's name, please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." *See* <u>Investment Company Names</u>, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (*i.e.*, at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located outside the United States or doing a substantial amount of business outside the United States.

91. Please define what is meant by the term "Absolute Return" in the Fund's name.

Government Obligations ETMF (page 15)

92. All comments above apply to similar disclosure.

93. This principal investment strategy states that "no more than 25% of its assets" will be subject to short sales at any one time and that the portfolio manager uses active management techniques, which includes investing in derivatives. Please disclose how these types of investments are compatible with an 80% Policy of investing in U.S. government securities.

High Income Opportunities ETMF (page 19)

94. All comments above apply to similar disclosure.

95. The first paragraph states that the Fund will generally hold "well in excess of 100 securities which may help reduce investment risk." Please disclose how this may reduce investment risk.

96. The first paragraph states that the Fund may also "purchase securities that make "in-kind" interest payments. . .". Please discuss the risks presented by investments in payment in-kind ("PIK") securities. Please specifically disclose that:

    a. The higher interest rates on PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans.

    b. Even if accounting conditions are met, the borrower could still default when the Fund's actual collection is supposed to occur at the maturity of the obligation.

    c. PIK securities may have unreliable valuations because their continual accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral. .

    d. The deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

97. The third paragraph states that the Fund's investments "are actively managed and securities may be bought and sold on a daily basis." Please disclose whether the Fund will experience a high turnover rate, and if so, provide the risk appropriate disclosure.

Prospectus Number Two (Laddered Municipal Income ETMF)

98. All comments above apply to similar disclosure.

Laddered Municipal Income ETMF (page 2)

99. All comments above apply to similar disclosure.

100. The first paragraph states that the Fund has an 80% Policy of investing in municipal obligations. The second paragraph states that the Fund intends to invest in municipal obligations with remaining maturities of between five and fifteen years. Given that the Fund's name includes the term "5- to 15 Year Laddered Municipal Income," please expressly describe how the Fund will comply with the 80% Policy.

Prospectus Number Three (High Yield Municipal Income ETMF)

High Yield Municipal Income ETMF (page 2)

101. All comments above apply to similar disclosure.

102. The first paragraph states that the Fund will primarily invest in "high yield" municipal obligations. Please disclose that these are also known as "junk bonds."

Prospectus Number Four (National Municipal Income ETMF)

National Municipal Income ETMF (page 2)

103. All comments above apply to similar disclosure.

104. What is the meaning of the word "National" in the Fund's name?

Statement of Additional Information for Registration Statement Number Two

105. All comments above for Registration Statement Number One's SAI apply to similar disclosure in Registration Statement Number Two's SAI.
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General Comments for Trusts

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trusts and their management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trusts request acceleration of the effective date of its pending registration statements, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trusts from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trusts may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing pre-effective amendments pursuant to Rule 472 under the Securities Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing pre-effective amendments, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel